UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_____________

PTC Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69370C100

(CUSIP Number)

Rebecca W. House
Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, Wisconsin 53204
(414) 382-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

_______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1		NAME OF REPORTING PERSONS Rockwell Automation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,582,010
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,582,010
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,582,010
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“PTC Common Stock”), of PTC Inc. (the “Issuer” or the “Company”).  The address of the principal executive offices of the Company is 140 Kendrick Street, Needham, MA 02494.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Rockwell Automation, Inc., a corporation organized under the laws of the State of Delaware (“Rockwell”).

The principal address of Rockwell is 1201 South Second Street, Milwaukee, WI 53204.  The telephone number of Rockwell is (414) 382-2000.  Rockwell is a leader in industrial automation and information.

The directors and executive officers of Rockwell and their respective business addresses and citizenship are set forth in Schedule A.  During the last five years, neither Rockwell nor, to the knowledge of Rockwell, any of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 of this Schedule 13D is incorporated by reference.

On July 19, 2018, Rockwell completed its investment in the Company through Rockwell’s acquisition of 10,582,010 shares of PTC Common Stock (the “Shares”) at a purchase price of $94.50 per share for an aggregate purchase price of approximately $1.0 billion in cash (the “Investment”).  The Investment was consummated in accordance with the terms and conditions of a Securities Purchase Agreement (the “Purchase Agreement”), dated June 11, 2018, by and between Rockwell and the Company in connection with a strategic partnership between the two parties.

The total amount of funds required by Rockwell to consummate the Investment pursuant to the Purchase Agreement was approximately $1.0 billion.  Rockwell funded these amounts from cash on hand and commercial paper borrowings.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Purchase Agreement, which is filed herewith as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 of this Schedule 13D is incorporated by reference.

On July 19, 2018, Rockwell completed the Investment.  In connection with the consummation of the Investment (the “Closing”), pursuant to the Purchase Agreement, the size of the Company’s Board of Directors (the “Company Board”) was increased to create one vacancy, and Rockwell was entitled to appoint one individual to the Company Board to fill such vacancy (a “Designee”).  Rockwell designated Blake D. Moret, Chairman and Chief Executive Officer of Rockwell, as its initial Designee, and he will serve for a term expiring at the Company’s 2019 annual meeting of shareholders.  In addition, he was appointed to serve on the Corporate Governance Committee of the Company Board.  Rockwell will retain the right to nominate a Designee for election by the shareholders of the Company at subsequent annual meetings for the period commencing at the Closing and ending on the date that Rockwell beneficially owns shares of PTC Common Stock representing less than 5.0% of the outstanding shares of PTC Common Stock (the “Director Period”).

Rockwell acquired the Shares for investment purposes and intends to review and evaluate its investment in the Company on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of Rockwell and the Company and other developments concerning Rockwell and the Company, market conditions and other factors that Rockwell may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, Rockwell may in the future take actions with respect to its investment in the Company as it deems appropriate with respect to any or all matters required to be disclosed in this Schedule 13D, including without limitation changing its intentions or increasing or decreasing its investment in the Company or engaging in any hedging or other derivative transactions with respect to PTC Common Stock, in each case in accordance with the limitations set forth in the Purchase Agreement.

As a director of the Company, Mr. Moret may have influence over the corporate activities of the Company, including activities that may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, Rockwell may indirectly have such influence in light of Mr. Moret’s position with Rockwell.

The information set forth and/or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as described in this Item 4, Rockwell does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that Rockwell, at any time and from time to time, may review or reconsider and change its positions and/or intentions.

Item 5.	Interest in Securities of the Issuer

(a) and (b)
The aggregate number and percentage of shares of PTC Common Stock to which this Schedule 13D relates is 10,582,010 newly issued shares, constituting approximately 8.4% of the outstanding shares of PTC Common Stock after giving effect to the issuance.  This percentage is based on an aggregate of 115,386,106 shares of PTC Common Stock outstanding as of April 30 2018, as reported by the Company in the Company’s Quarterly Report on Form 10-Q filed on May 2, 2018, plus the 10,582,010 newly issued Shares, and without giving effect to an accelerated repurchase agreement that the Company disclosed on July 20, 2019.  Rockwell has sole voting and dispositive power over the Shares.

(c)
Upon joining the Board, Mr. Moret was granted a new director retention grant of 3,864 restricted stock units (RSUs), each representing the right to one share of PTC Common Stock. In addition, Mr. Moret received a pro-rated annual equity retainer in the amount of 1,588 RSUs.   Except as described in this Schedule 13D, there have been no transactions in the shares of PTC Common Stock (or securities convertible into PTC Common Stock) effected by Rockwell or, to the knowledge of Rockwell, any person identified on Schedule A, during the past 60 days.

(d)
Other than as described in this Schedule 13D, to the knowledge of Rockwell, neither Rockwell nor any person identified on Schedule A knows any person other than Rockwell who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Purchase Agreement

Pursuant to the Purchase Agreement:

Standstill Obligations.  Rockwell is subject to a standstill provision until the later of (1) July 19, 2021 and (2) the expiration of the Director Period, subject to earlier termination upon certain events (the “Standstill Period”).  During the Standstill Period, Rockwell will not, among other things and subject to specified exceptions: (a) acquire any securities of the Company if, immediately after such acquisition, Rockwell, together with its affiliates, would beneficially own more than 9.0% of the outstanding PTC Common Stock; (b) propose any merger, consolidation, business combination, tender offer or similar transaction involving the Company; (c) solicit proxies or consents to vote any securities of the Company; or (d) form, join or participate in a third party group (as such term is used in the rules of the Securities and Exchange Commission).

Transfer Restrictions.  For a period ending on the earlier of (1) July 19, 2021 and (2) the one-month anniversary of the expiration or termination of a Strategic Alliance Agreement entered into with the Company simultaneously with the execution of the Purchase Agreement, Rockwell is restricted from transferring the Shares subject to certain exceptions.  Following July 19, 2019, Rockwell is allowed to transfer Shares not exceeding, in the aggregate in any 90-day period, a number of Shares equal to 1.0% of the total outstanding shares of PTC Common Stock as of the first date in such 90-day period, but no more than 2.0% of the total outstanding shares of PTC Common Stock in each of the second year and the third year after the Closing.  Rockwell also will be generally restricted from transferring Shares to (a) certain competitors of the Company or (b) any person that would, after giving effect to such transfer, beneficially own 5.0% or more of the total outstanding shares of PTC Common Stock and would be required to file a Schedule 13D under the Securities Exchange Act of 1934, as amended.

Voting Obligations.  During the Standstill Period, Rockwell will be required to (a) cause all of the shares of PTC Common Stock that it beneficially owns to be present for quorum purposes at any meeting of the shareholders of the Company and (b) vote all of such shares in accordance with the Company Board’s recommendations with respect to the election of directors, all business involving compensation matters (including new or amended equity plans and “say on pay” proposals), and the ratification of the appointment of the Company’s independent public accounting firm set forth in the Company’s proxy statement for the meeting.

Registration Rights Agreement

On July 19, 2018, in connection with, and as a condition to the consummation of, the Investment, the Company and PTC entered into a Registration Rights Agreement (the “Registration Rights Agreement”).  Under the terms of the Registration Rights Agreement, the Company received customary registration rights subject to market standstill provisions, and PTC is obligated to file a resale shelf registration statement with respect to the Shares not later than July 19, 2019.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Purchase Agreement and the Registration Rights Agreement, which are filed herewith as Exhibits 1 and 2, respectively, to this Schedule 13D and incorporated herein by reference.

Other than the Purchase Agreement and the Registration Rights Agreement, to the knowledge of Rockwell, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Rockwell, or any Rockwell subsidiary or any person listed on Schedule A, and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
_____________	______________________________________________________________________

Exhibit 1	Securities Purchase Agreement, dated June 11, 2018, between Rockwell and the Company. [Incorporated by reference to Exhibit 10.1 to Rockwell’s Current Report on Form 8-K filed on June 11, 2018].

Exhibit 2	Registration Rights Agreement, dated July 19, 2018, between Rockwell and the Company. [Incorporated by reference to Exhibit 10.1 to Rockwell’s Current Report on Form 8-K filed on July 20, 2018].

SIGNATURE

After reasonable inquiry and to the best of my knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2018

ROCKWELL AUTOMATION, INC.

By:	/s/ Rebecca W. House
Name:	Rebecca W. House
Title:	Senior Vice President, General Counsel and Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ROCKWELL AUTOMATION, INC.

The name and current principal occupation or employment of each director and executive officer of Rockwell as of July 30, 2018 are as set forth below.  The business address and phone number of each such director and executive officer is 1201 South Second Street, Milwaukee, WI 53204, (414) 382-2000.  Except for Patrick P. Goris who is a citizen of Belgium, all directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers
Blake D. Moret	Chairman and Chief Executive Officer
Sujeet Chand	Senior Vice President, Chief Technology Officer
Theodore D. Crandall	Senior Vice President
David M. Dorgan	Vice President and Controller
Steven W. Etzel	Vice President and Treasurer
Elik I. Fooks	Senior Vice President, Corporate Development
Patrick P. Goris	Senior Vice President & Chief Financial Officer
Rebecca W. House	Senior Vice President, General Counsel and Secretary
Frank C. Kulaszewicz	Senior Vice President, Control Products & Solutions
Michael Laszkiewicz	Senior Vice President, Operations & Engineering Services
John P. McDermott	Senior Vice President, Global Sales & Marketing
John M. Miller	Vice President and Chief Intellectual Property Counsel
Robert B. Murphy	Senior Vice President, Connected Enterprise Consulting
Christopher Nardecchia	Senior Vice President, Information Technology & Chief Information Officer
Susan J. Schmitt	Senior Vice President, Human Resources
Francis Wlodarczyk	Senior Vice President, Architecture & Software

Directors
Blake D. Moret	Chairman and Chief Executive Officer, Rockwell Automation, Inc.
Betty C. Alewine	Retired President & Chief Executive Officer, COMSAT Corporation
J. Phillip Holloman	President & Chief Operating Officer, Cintas Corporation
Steven R. Kalmanson	Retired Executive Vice President, Kimberly-Clark Corporation
James P. Keane	President & Chief Executive Officer, Steelcase
Lawrence D. Kingsley	Former Chairman & Chief Executive Officer, Pall Corporation
William R. McCormick, Jr.	Retired Chairman & Chief Executive Officer, CMS Energy Corporation
Keith D. Nosbusch	Retired Chairman and Chief Executive Officer, Rockwell Automation, Inc.
Donald R. Parfet	Managing Director, Apjohn Group, LLC
Lisa A. Payne	Former Chairman of the Board, Soave Enterprises and President, Soave Real Estate Group
Thomas W. Rosamilia	Senior Vice President, IBM Systems
Patricia A. Watson	Senior Executive Vice President and Chief Information Officer, Total System Services, Inc.